FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) proposes the following to the Extraordinary General Meeting:

(i) so as to implement the association between Grupo Pão de Açúcar and partners of Assai Comercial e Importadora Ltda. (“Assai”), described in the Material Fact disclosed on November 2, 2007, the transaction structure will be as follows:

a) on October 31, 2007, a Split-Off was performed, non-severally, of a portion of Assai’s shareholders’ equity related to activities previously developed by Assai in the cash & carry wholesale segment in the food sector, pursuant to the Protocol and Justification for the Partial Split-Off of Assai, reference date of which is September 30, 2007, approved by the Extraordinary General Meeting of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”) and by Assai’s partners, company receiving the split-off portion and split-off company, respectively;

b) The book value of net assets split-off and merged in Barcelona was priced at R$ 38,831,212.70, of which R$ 4,000,000 was allocated to the Capital Stock account and the remaining R$ 34,831,212.70 was allocated to the capital reserve account. As a result, Barcelona’s capital stock increased with the issue of 4,000,000 non-par common shares.

c) indirectly, by means of a company controlled by Sé Supermercados Ltda (“Sé”), namely Sevilha Empreendimentos e Participações Ltda. – (“Sevilha”), CBD acquires Assai’s partners, 60% of Barcelona’s full voting capital for R$208,009,616.00, pursuant to the Share Purchase and Sale Agreement executed on November 1, 2007. However, it was agreed by the contracting parties that the transfer of shares will occur on the first business day after the approval of this transaction by CBD’s shareholders at an extraordinary general meeting to be called;

d) Concurrently with said Purchase and Sale Agreement, the shareholders’ agreement (“Shareholders’ Agreement”) was executed with the holders of 40% of Barcelona’s capital stock, related to the exercise of the voting right and the participation of both shareholders’ groups in Barcelona’s management, and it is incumbent upon CBD to appoint the majority of Board of Directors’ members. The Shareholders’ Agreement also sets forth restrictions to the transfer of Barcelona’s shares and put options on behalf of Assai’s original partners and call options related to the same shares on behalf of CBD, under the conditions set forth therein. The Shareholders’ Agreement shall become effective on the date when the shares are transferred, that is, after the approval, by CBD’s shareholders, of the transaction to acquire 60% of Barcelona’s capital stock.

(ii) the amendment to article 6 of the Company’s Bylaws in order to adjust the authorized capital limit, altering the number of shares from 200,000,000,000 to 400,000,000, due to the Company’s Share Reverse Split, approved at the Extraordinary General Meeting held on July 30, 2007.

The Managers attending the Meeting are qualified to provide all information Shareholders deem convenient and necessary to their sovereign decisions. This is the proposal we have to present and expect to be approved.

São Paulo, November 8, 2007

The Management

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 13 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.